SECURE SOLAR CAPITAL LLC

a Virginia limited liability company

Unsecured Promissory Notes

$1,070,000 Regulation Crowdfunding Offering

October 2019

PROCEDURES

Securities to be offered to investors

The offering materials being accessed by you (the "Offering Materials") on the Company's profile page (located at https://localstake.com/businesses/secure-futures-solar) (the "Company Offering Profile") relate to the offer and sale of unsecured promissory notes (collectively, the "Notes") in Secure Solar Capital LLC, a limited liability company organized in Virginia (the "Company"). The Company is seeking to raise between a minimum of $40,000 (the "Minimum Offering Amount") and a maximum of $1,070,000 (the "Maximum Offering Amount") from potential investors (each, an "Investor" and collectively, the "Investors") through the offer and sale of the Notes (the "Offering"). The Company is owned and managed by an affiliated entity, Secure Futures LLC (the "Manager"), and has contracted with the Manager to install and manage commercial solar panel projects.

Closing procedures for the Offering

The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Notes (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Notes for the Offering Amount, (ii) August 31st, 2020 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date"). The Notes are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Offering Amount, prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Offering Amount has been satisfied. Once the Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that i) the Company has provided advance written notice to Investors of at least five (5) business days, ii) the Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, iii) there has been no material change that would require an extension of the Offering and reconfirmation of the investment commitment, and iv) the Escrow Account continues to meet the Offering Amount at the end of the five business day period after Investors have been notified of the closing, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing. If the Offering Amount has not been received by the Company into the Escrow Account prior to the Termination Date of the Offering, no Notes will be sold in the Offering, and the Offering will not be consummated. All investment commitments will be cancelled and the Escrow Agent will initiate a return of any Investor funds deposited in the Escrow Account to such Investors within ten (10) business days. Investor funds will not earn interest while in escrow and no interest will be returned with Investor funds if the Offering is not consummated. Any Notes subscribed for by control persons of the Company or the Placement Agent (or their affiliates or related persons thereof) will not be counted in determining whether the Offering Amount has been satisfied.

The Company's acceptance of investments and cancellations

The Company reserves the right to accept, through execution of a countersignature on the Subscription Documents, an Investor's subscription for Notes at any time prior to the Termination Date of the Offering and may reject the Subscription Documents based upon the Company's review thereof for any reason or for no reason. Should the Company receive investment commitments for greater than the Offering Amount, the Company will determine, in

its sole discretion, which subscriptions to accept up to the Offering Amount. If the Investor has chosen to transfer their investment funds electronically, these funds will be transferred from their linked bank account as specified on the Company Offering Profile to a deposit account in the name of the Company, forty-eight (48) hours after the Company's acceptance thereof. If the Investor has chosen another form of funds transfer, the Investor will receive a notice containing instructions for transferring funds to the deposit account in the name of the Company. Investors may cancel their investment commitment in the Notes, using the methods made available on the Company Offering Profile, and have their investment funds returned (if applicable) for any reason up to forty-eight (48) hours after the Closing applicable to the Investor's investment. If an Investor has not canceled his, her or its investment commitment in the Notes prior to such deadline, the Investor's subscription for the Notes shall be irrevocable by the Investor, and will be documented through the receipt of an executed copy of the Notes, which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent.

Material changes to the Offering

Should a material change be made by the Company to the Offering Materials, including, but not limited to a change to the Termination Date or the Offering Amount, the Company will provide to all Investors who have made investment commitments notice of the material change. If the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the Investor's investment commitment will be cancelled and the Investor will receive a notification verifying that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the Investor should expect to receive. The Escrow Agent will initiate a return of the Investor's funds deposited in the Escrow Account to such Investor within ten (10) business days.

Securities laws being utilized and investor qualifications

This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Notes will be offered and sold only to persons whose investment in the Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Qualified Investors"). The minimum investment that will be accepted by the Company from a Qualified Investor is $1,000.

Use of proceeds in the Offering

The Company intends to use the net proceeds of this Offering for purchasing equipment, labor and soft costs associated with three or more commercial solar panel installation projects as explained in further detail on the Funding tab of the Company Offering Profile.

Subscribing for an investment and transferring funds

Investors interested in subscribing for the Notes will be required to complete and return to the Company the Subscription Documents, as described herein. Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Fees for placement agent services

As compensation for Localstake Marketplace LLC's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For Minimum Offering Amount

- Gross Proceeds: $40,000
- Estimated Placement Fee: $1,600
- Net Proceeds: $38,400

For Maximum Offering Amount

- Gross Proceeds: $1,070,000
- Estimated Placement Fee: $42,800
- Net Proceeds: $1,027,200

(1) Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 4.0% on all Gross Proceeds received by the Company from the sale of the Notes in the Offering. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

DISCLOSURES

An investment in the Notes is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the Notes should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Notes is appropriate.

The Notes have not been registered under the Securities Act

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). The investment contemplated by the Notes has not been recommended, approved, or disapproved by the SEC, or any state securities commission, or other regulatory authority, nor have any of these authorities passed upon or endorsed the merits of this Offering or the accuracy, completeness, or adequacy of the Offering Materials. Any representation to the contrary is a criminal offense.

Investors will be subject to certain suitability requirements

The Notes will not be sold to an Investor until such Investor delivers an executed representation, as contained in the Qualified Investor Questionnaire and Subscription Agreement, that he, she or it is a Qualified Investor and meets certain standards. Persons who are not Qualified Investors are not permitted to invest. The fact that a person is a Qualified Investor represents the minimum suitability requirement for an Investor, and compliance with such standards does not necessarily indicate that this would be a suitable investment for such person.

There is no market for the Notes and no such market is expected to develop

The Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Notes during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors may be required to bear the financial risks of the investment in the Company for an indefinite period of time. Persons who desire liquidity from this investment should not invest.

The Company will have the right to refuse any subscription in its sole discretion

The Company will have the right to refuse any subscription in its sole discretion and for any reason (or no reason), including the Company's belief that an Investor does not meet the applicable suitability requirements or that exemptions from the registration requirements of any applicable jurisdiction are not available with respect to the issuance of the Notes to any Investor under this Offering. The Company may make or cause to be made such further

inquiry and obtain such additional information as it deems appropriate with regard to the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to certain Investors in order to comply with any applicable state or local laws, rules, regulations or otherwise.

The information presented in the Offering Materials was prepared by the Company and contains "forward-looking" statements

The Offering Materials (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward-looking statements, estimates, and projections with respect to the Company's anticipated future performance. Examples of forward-looking statements include statements regarding the Company's future sales, purchase orders, financial results, operating results, acquisitions, business and monetization strategies, projected costs, revenues, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward-looking statements, estimates, and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the Company may have no influence or control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis of the forecasts. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in the Offering Materials or elsewhere by the Company (or on its behalf). The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with growing a startup business. There can be no assurance that the Company will generate any particular level of revenue or will be able to continue to operate profitably. The Placement Agent expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained in the Offering Materials.

Only the Offering Materials may be relied upon in connection with this Offering

Only the information expressly set forth in the Offering Materials or contained in documents furnished by the Company upon request may be relied upon in connection with this Offering. No person has been authorized to give any information or to make any representations other than those contained in the Offering Materials and, if given or made, such information or representations must not be relied upon. Access to the Offering Materials at this time does not imply that information therein is correct as of any time subsequent to this date.

The Offering Materials do not purport to be all-inclusive

The Offering Materials provided to Investors do not purport to be all-inclusive or contain all of the information that you may desire in investigating the Company. You must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the Notes. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all of the Offering Materials provided and the other information that you acquire. You should not construe any statements made in the Offering Materials provided as investment, tax or legal advice.

The Company reserves the right to reject some or all of any prospective investment

The offer of the Notes by the Company is subject to prior sale and certain other conditions. The Company reserves the right, in the Company's sole discretion and for any reason, to withdraw, cancel, or modify the Offering and to accept or reject some or all of any prospective investment. The Company will have no liability to any Investor in the event that the Company takes any of these actions.

The terms, conditions and restrictions of the Notes are fully set forth in the Note

The terms, conditions and restrictions of the Notes are fully set forth in the Note, which you will be required to execute if you decide to invest, the form of which has been provided to you in the Offering Materials section for this Offering on the Company Offering Profile. You should not invest unless you have completely and thoroughly reviewed the provisions of the Note. In the event that any of the terms, conditions, or other provisions of the Note are inconsistent with or contrary to the information provided in the Offering Materials, that agreement will control. Any additional information or representations given or made by the Company in connection with the Offering, whether oral or written, are qualified in their entirety by the information set forth in the Offering Materials, including, but not limited to, the risks of investment.

No solicitation in any state or other jurisdiction in which such solicitation is not authorized

The Offering Materials do not constitute an offer to sell, or a solicitation of an offer to buy, any security in any state or other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, the offering materials speak as of the date the Offering was initiated. Neither access to the Offering Materials nor any sale of the Notes shall, under any circumstances, create an implication that there has been no change in the Company's affairs from the date the Offering was initiated.

Each investment is subject to the terms and conditions of the Investor Registration Agreement

Each Investor's subscription for and purchase of the Notes is governed by, and subject to, the terms and conditions of the Investor Registration Agreement entered into between the Placement Agent and such Investor, including, without limitation, the investment limits established by the Placement Agent for such Investor, the Placement Agent's rights to terminate the offering or any Investor's registration with the Placement Agent.

The Company will be available to you to answer questions and furnish additional information

The Company will make available to you, upon request, copies of material agreements and other documents relating to the Company and will afford you the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company will also provide you an opportunity to meet with representatives of the Company to obtain other additional information.

No assurances of sufficient financing; Additional capital is required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations. The Company is in the process of securing additional financing through a common stock offering in a subsidiary entity of up to $909,048 and a senior bank debt financing of up to $1,258,000 to provide necessary capital for planned capital expenditures related to the solar projects which are not covered under the Offering. The Company has already secured 50,000 in common stock equity, leaving a balance of $450,000 to reach the minimum target of $500,000 for the raise. The Company has secured the full amount of debt required for three solar projects. If the Company is unable to close these additional financings for the common stock offering on the terms and the timeline that is currently anticipated, the Company's financial and operational results may be adversely affected, and if the Company is left without sufficient capital, Investors could lose all, or a significant portion of, their investment.

The Company's revenues are highly dependent on a limited number of customers

The Company will be highly dependent on revenues from a recurring portfolio of a limited number (currently estimated to be 5) of solar projects, with 100% of overall revenues being sourced from this group. Each year the Company will establish a new portfolio of projects, estimated to be in groupings of 5 or more solar projects. If sales to these customers were to decrease materially, or if any of the customers were no longer able to pay for the services being provided, the Company's revenues would be significantly impacted, the Company may not be able to replace such revenues, and the Company may be forced to terminate operations, thereby resulting in a complete loss of an investment.

No operating history

While two of the three initial solar projects (Hornet Solar and Ruckersville Solar II) are now mechanically complete and will be placed in service by end December 2019, the Company was founded in February 2017, is an early stage company with no operating history upon which to evaluate its business and has generated no revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, as it is modeled after the success of its parent company and Manager, Secure Futures, LLC, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by startup companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The forecast is based on the experience of its parent company and Manager, Secure Futures, LLC. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

- demand for the Company's products and services;

- introduction or enhancement of products and services by the Company and its competitors;
- actual capital expenditures required to bring the Company's products and services to market;
- market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations;
- change in federal or state laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people who are the full-time managers and Officers of its Manager, Secure Futures, LLC. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. The Company has not made plans to purchase key person life insurance, as that key man insurance is covered through Secure Futures, LLC.

Competition from other businesses

The Company will compete in a competitive market with several established and many others. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with its customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's

business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Control of the Company

The Company is managed entirely by the managers and officers of Secure Futures, LLC, as Manager of the Company. The Manager will have sole management authority over the business of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will not become members of the Company and shall have no voting, dividend, minority ownership rights, or other rights or status as a member of the Company as a result of his, her or its investment. Investors will have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business.

The Company is obligated to indemnify its management

Secure Futures, LLC, as Manager of the Company, owe certain duties to the Company they serve in connection with the use of its assets. The Manager is the fiduciary, and as such is under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify the Manager of the Company for actions or omissions to act by the Manager of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, the Manager may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as a manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company has applied for trademark protection of the term "Solar Bond". The Company will rely on intellectual property laws, which offer only limited protection. Competitors may infringe upon this trademark, and if the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Regulatory environment and changes may adversely affect the Company

The Company operates in a highly regulated environment, and is subject to a comprehensive statutory and regulatory regime as well as oversight by governmental agencies and self-regulatory organizations. Federal and state laws, regulations and policies concerning the Company's industry may heavily influence the market for the Company's services. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and reputational damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company will have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. If violations do occur, they could damage the Company's reputation and increase its legal and compliance costs, and ultimately adversely impact the Company's results of operations. Laws, regulations or policies currently affecting the Company may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, the Company's business may also be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement. A change in the

current regulatory environment could make it more difficult or costly for the Company to operate as currently anticipated. The Company cannot predict how changes in regulation or other industry changes will affect the market for the Company's product and service offerings.

The Company is required to hold certain licenses and permits

The Company operates in a highly regulated industry. For each solar project, the Company must receive various approvals and permits. If the Company is unable to secure the necessary permits, its financial and operational results may be adversely affected. In addition, the violation of the requirements associated with the provision of these permits could result in fines, a cease and desist order against the subject operations or even revocation or suspension of the Company's permit to operate the solar project.

Need to establish and maintain customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its planned products and services will satisfy customer demands or if they will be supplanted by new products and services. To date, the Company has developed no customer relationships. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Reliance on third parties for solar panels

The Company will rely on various third parties for its solar panels. These third parties may become unable to or refuse to continue to provide these solar panels on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails to replace these solar panels in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company exercises limited control over third-party vendors, which increases vulnerability to problems with solar panels those vendors provide. If the solar panels of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

The taxable classification of the Company could be challenged by the IRS

The availability of certain tax benefits of investing in the Company depends upon the classification of the Company as a limited liability company taxable as a partnership, rather than as an "association taxable as a corporation" for federal income tax purposes. The IRS may, on audit, determine that for tax purposes the Company is an association taxable as a corporation, which would result in adverse consequences to the investors and the Company.

Continuity of the manager

The Company relies exclusively on the expertise and experience of the Manager as the sole manager of the Company. The loss of the management team of the Manager, whether by death, disability, or through some other cause, could materially and adversely affect the development of the solar projects, and the Company's business, financial condition, and operations. There can be no assurance that the Company would be able to attract additional qualified managers. The failure to attract and retain a successor manager could materially and adversely affect the Company's business, financial condition and results of operations.

Failure to maintain current lease agreement

The Company has entered into a lease agreement for its operating location, which expires annually at the end of August. The Company believes it has entered into a lease agreement under market terms and will be able to comply with the terms of the lease including making monthly rent payments. Should the Company fail to comply with the terms of the lease, it will need to renegotiate more favorable terms with the owner of the building. If the Company is unable to comply with the terms of the lease, renegotiate more favorable terms or renew the lease upon expiration, the Company will need to find a suitable replacement location with a reasonable lease cost. Failure to find a suitable replacement location in this situation may have an adverse material affect on the Company's operational and financial performance.

SECURITIES RISKS

The Company anticipates borrowing additional debt senior to the Notes

While the rights of the Notes being offered would not be materially limited, diluted or qualified by the rights of any other class of security issued by the Company, the Company requires additional capital of $1,258,000, currently anticipated to be obtained through senior bank debt, which may effect its ability to service the obligations under the Notes. The Company has secured loans from City National Bank (the "Senior Lender") for three of the five anticipated solar projects, totaling $637,670 (the "Senior Loans"). Any Senior Loans documents will likely contain various representations, covenants (affirmative and negative) and other provisions. Such restrictions, while relatively common in today's real estate financing market, increase the risks of an investment in the Company. If the Company fails to satisfy the covenants, the Senior Lender may declare the Senior Loan in default, in which case, Investors could lose their entire investment in the Company. In addition, if the Company's gross proceeds from this Offering and the Senior Loan do not cover the estimated project costs for the solar projects, completion of the project may be delayed indefinitely, jeopardizing the Company's ability to repay investor obligations under the Notes.

No market; Lack of liquidity

There currently is no public or other trading market for the Notes being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Notes being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Notes being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Notes for an indefinite period.

The terms of the Notes may be amended without the consent of the Investor

Any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and the Investor. In addition, any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and Investors holding at least fifty percent (50%) of the outstanding principal amount of all Notes issued. Such an amendment would be effective to, and binding against all Investors in the Notes. As such, the Investor should be aware that it is possible for the Notes to be amended without their consent.

Restrictions on transferability

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). As a result, the Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Notes during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Notes being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the Notes and the interest and principal payments thereunder. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Investors will not become members of the Company

Investors will not become members of the Company and shall have no rights to share in the Company's net assets (other than pursuant to their Notes), cash flow, or net income, and shall have no voting or dividend rights, as a result of his, her or its investment. As such, corporate actions such as additional issuances of securities or repurchases of securities would not be expected to have a material impact on the Investors. However, in a sale of the Company, the full principal amount of the Notes, along with any accrued, but unpaid, interest will immediately become due and payable to the Investors.

The obligations of the Company under the Notes will be unsecured obligations

The Company's obligations under the Notes will be unsecured obligations. Therefore, upon the occurrence of an event of default under the Notes, an Investor will have no recourse against the assets of the Company and rights that the Investor may have under the Notes will be subordinate and inferior to the Company's other creditors at such time, if any.

Disputes may be resolved only through mandatory binding arbitration

The Notes provide that any claims or disputes between the Investor and the Company and its affiliates and agents (including the Placement Agent) must be resolved by confidential mandatory binding arbitration before a private dispute resolution service and forum provider. Investors will not have a right to litigate claims through a trial, and will be required to knowingly and voluntarily waive their rights to litigate any claims in a court.

Investors are required to indemnify and reimburse the Administrative Agent; There will be little or no recourse against the Administrative Agent.

As a condition of agreeing to the terms of the Notes, the Investor has agreed to indemnify and reimburse the Administrative Agent, ratably from and against any and all actual liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Administrative Agent in the ordinary course of its or its agents' fulfillment of administrative agent services), which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of the Notes or any action taken or omitted under the Notes, provided that the Investor shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct.

Investors are reliant on the Administrative Agent for servicing and collections

The Investors will not be able to pursue collection against the Company themselves. If the Administrative

Agent were to become subject to a bankruptcy or similar proceeding or were to otherwise become unable to perform its duties under the Notes, enforcement of Investors' rights could be uncertain, recovery of funds due on the Notes may be substantially delayed, and any funds recovered may be substantially less than the amounts due or to become due on the Notes. There is no provision in the Notes for a party to replace the Administrative Agent.

TAXES

No analysis has been done of potential federal, state or local tax consequences

Investors should consider potential federal, state and local tax consequences of an investment in the Notes and they are urged to consult their own tax advisor to determine the federal, state and local income tax consequences of acquiring, owning, and disposing of, the Notes. Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to Investors for state and local income tax purposes. The Offering Materials make no attempt to summarize the federal, state and local tax consequences to potential investors.

RELATED PARTIES

Related party participation in the Offering

Any securities subscribed for by managers or affiliates of the Company (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been raised in the Offering. At the commencement of this Offering, the managers of the Company have pledged to participate in the Offering, investing up to $25,000 in Solar Bonds, and up to $100,000 in the common stock offering of the subsidiary of the Company, as described herein.

Financial liabilities relating to entities under common control

The Company is under common control with an affiliated entity, Secure Futures LLC (the "Affiliate"). The Affiliate carries existing debt for which Uniform Commercial Code filing(s) (a legal form that a creditor files to give notice that it has or may have an interest in the property of the Company) have been made. Although the Company believes it has organized itself and will operate in a manner that is intended to prevent it from being substantively consolidated with the Affiliate in the event of the Affiliate's bankruptcy, if the Affiliate became subject to a bankruptcy or similar proceeding and the Company were substantively consolidated with the Affiliate, Investors would face the risks of (i) payment delays, (ii) uncollectability of interest accrued during the bankruptcy proceeding, (iii) reallocation of Note payments to creditors other than the Investors and (iv) the inability of Investors to access funds. A further risk exists that the court overseeing the proceeding would determine that the Affiliate creditors have perfected security interests or unsecured claims that are senior or of equal rank to those of the Company's creditors (including the Investors). Any such court determination could materially reduce the amount of funds available to the Company to make payments on the Notes (perhaps to zero). In addition, the Administrative Agent could be required in any such proceeding to obtain court approval to transfer its duties as administrator to a successor administrator or could be otherwise delayed in effecting such transfer.

Related party transactions

The Company has entered into one transaction with a related party (an existing partner of the Manager) during 2019, an equity capital contribution of $50,000 in exchange for Class B Membership Interests of the Company as described above. Investors should be aware that the Company's management has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse affect on the Company's operations.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

To this point, the startup costs of the Company have been paid through capital contributions by the Manager. The Company has two classes of membership: Class A and Class B. Class A Membership Interests carry two votes per interest and Class B Membership Interests carry one vote per interest. The Manager is the only Class A Member. Class B Members will consist of employee and partner co-owners of the Manager. Each class will participate pro rata in any distributions based on their ownership percentage. Anthony E. Smith is the only individual with greater than 20% ownership of the Manager.

Indebtedness of the Company

The Company does not carry any existing debt. Please review the applicable disclosures related to other planned debt financings for additional details.

Previous securities offerings of the Company

The Company has not previously raised outside capital through a securities offering, however the Company is currently pursuing a Class B common stock offering for its subsidiary, Secure Solar HoldCo 2019 LLC, raising up to $909,048.

DIRECTORS AND OFFICERS OF THE COMPANY

Principal/Director Name: Anthony E. Smith

Dates of Service: February 2004 to Present
    Title: CEO and President
    Responsibilities: Business development and management
Other Experience
    Employer: Anthony Smith & Associates
    Dates of Service: 1978 to Present (In 2011, Anthony Smith & Associates became a multi-member company, with 99.9% ownership by Secure Futures, LLC and 0.1% ownership by Anthony Smith)
    Employer's Principal Business: Manages Secure Futures, LLC, consultant
    Title: Principal
    Responsibilities: Business development and management

Principal/Director Name: Margaret Davison

Dates of Service: June 2015 to Present
    Title: COO, Administrative Officer
    Responsibilities: Administrative and operations management

Principal/Director Name: Hugh Stoll

Dates of Service: June 2010 to Present
    Title: CTO
    Responsibilities: Chief Technology Officer, operations, maintenance, diagnostic troubleshooting, automation for solar systems

ONGOING REPORTING

In addition to the Information Rights provided to investors under the Notes, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than

120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: http://https://securefutures.solar//investor_reports

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the Company or another party repurchases all of the Notes issued in this Offering, including payment in full of the Notes; or
5. the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the company offering profile at https://localstake.com/businesses/secure-futures-solar. All communications or inquiries relating to these materials or to a possible investment in the Company should be made through Localstake or the Company at its principal office listed below.

Localstake Marketplace LLC
1010 Central Ave., Suite C
Indianapolis, IN 46202
Telephone: 317-602-4793
CRD# 162726
SEC# 8-69063
support@localstake.com
www.localstake.com

SECURE SOLAR CAPITAL LLC
Attn: Anthony Smith
11 East Beverley St.Suite 19
Staunton, Virginia, 24401
tony@securefutures.solar
(877)-333-3008